[DECADE COMPANIES LETTERHEAD]


                                   February 5, 1997



     Re:  Decade Companies Income Properties ("DCIP")


Dear Limited Partner:

     We are pleased to report that the proposed Fair Price Provision has been overwhelmingly adopted (by approximately a 3 to 1 margin). Under this amendment, all partners (even those who abstained or voted against it) could have additional rights. We believe this can be a benefit to all partners. Preserve your rights under the Fair Price Provision and vote "Against" the Leas proposal.

     Despite adoption of the Fair Price Provision, Arnold Leas persists in his campaign to take over your Partnership and has sent another self-serving letter containing errors and inaccuracies. In his latest letter, Leas inquires as to where DCIP's money has gone. As you have all received annually DCIP's audited financial statements, audited by one of the six largest independent accounting firms, you know exactly what revenue has been received and what expenses were incurred. In fact, with the original $18 million raised, DCIP now owns three properties which were appraised at $34.55 million. Additionally, DCIP has also repurchased 23% of its Interests on your behalf in the recent tender offer and has distributed over $11 million to the partners.

     Obviously, Leas would like to divert your attention from his own proxy statement. However, if you read his lengthy document closely, you will see that his proposal does not even make sense and it could cost DCIP hundreds of thousands of dollars. As we have explained in our earlier letters, Leas' past record casts serious doubts over his ability to manage a partnership with good properties including two Florida properties where Leas has no management or operating experience whatsoever.

     Leas wants to take over your Partnership, but he doesn't want to pay you anything. Leas could also cause your Partnership to incur about $600,000 or more in costs. You be the judge. Add up the costs:

Costs                              Leas Estimate     Our Thoughts

Leas wants your Partnership            $105,000        $200,000
to pay his own legal costs,                             or more
if he is successful

DCIP will pay additional Florida        $81,550         $81,550
taxes, if all the loans need
to be refinanced

Loan fees and legal costs, if all  He doesn't say,     $250,000
the loans need to be refinanced    but admits it        or more
or if fees are charged by lenders  could be costly

Increased interest rates on the    He doesn't say,     $100,000
mortgage loans from refinancing    but notes there      or more
or escalated rates by current      could be costs       each year
lenders
                                       $186,550        $631,550 or
more

     In addition, under the Leas proposal, your Partnership may have to immediately refinance $23.3 million in loans that become due upon Decade's removal.

     As your General Partner, Decade Companies works very hard to make your investment a success. Since inception, our goal has been to distribute cash to the partners on a regular basis and to obtain the best selling price for the properties so that the investment objectives of the Partnership can be met. Since inception, the Partnership has consistently distributed over $11 million in cash on a quarterly basis (except for the third quarter of 1996 during the tender offer). We have continued to pay the partners, even before paying all of our fees, which Leas agrees would have to be paid upon removal.

     In return for all these costs and uncertainties, Leas also suggests that he would lower the property management fees. Yet, his actions could cost over $600,000. And we believe the quality of service would go down. Leas has no Florida experience in managing apartment properties for others. In addition, Leas' only manages approximately 500 Wisconsin apartment units, approximately half of the size of your Partnership. We do not believe he has the staff or expertise for managing Florida properties.

     In contrast, over the past years, Decade Properties, Inc. has provided valuable property management services to DCIP. At no additional charge to DCIP, Decade Properties, Inc. has lowered property taxes on your properties by challenging assessments and lowered insurance premiums (saving thousands) and has increased occupancy while maintaining these properties in condition ready to be sold. Quality services cost money. Despite Leas' "promises" you generally get what you pay for.

     We are proud of the fact that DCIP survived the worst real estate crisis since the Great Depression while consistently distributing cash to the partners. We believe that positive trends in the real estate market are now emerging and property values are increasing, although there can be no assurance as to any particular increase. In contrast, Leas' own REIT, in these relatively good times, doesn't even cash flow according to his latest publicly available financial statements.

     As we have stated before, favorable changes in tax laws or renewed inflationary expectations could make the Partnership's properties more valuable. As you know, Congress has given serious consideration to reducing the capital gains tax rate. Decade believes that the Partnership is well positioned to take advantage of any run-up in real estate values.

     With regard to Leas' January 31, 1997 letter, we ask you to examine the record.

     * Leas admits his REIT does not cash flow. In fact it operates at a loss. How can any business that operates at a loss and doesn't cash flow, distribute earnings? It cannot. But he has previously stated that he produces 8+% returns. You be the judge on Leas and his past.

     * We have also contacted DCIP's lenders and have been told that they would consider raising the mortgage interest rate on loans and charging additional fees, if they were agreeable to management changes. From these calls and our experience, we believe it more likely than not that the interest rates on some of DCIP's loans will rise and that additional fees will be owed.

     * Leas complains about litigation and wants you to pay his legal bills. (In addition to the law firm he hired, Leas has two attorneys that work for him. One of his lawyers is a relative and he wants you to pay these legal costs as well). In addition, he wants you to also pay his administrative expenses relating to his actions. Why should you?

     * It is sad that Leas is now attacking other Decade partnerships. His facts are wrong. We have been in the business for more than fifteen years and have had both success and failure. Under Decade's management, DCIP has three solid properties that cash flow. We believe Leas is unsuitable to run DCIP. He has told you he produces returns from entities that do not cash flow and have incurred losses.

     We recommend that you do not support the Leas proposal.

     Vote "Against" on the Leas Notification Form and do not sign the Power of Attorney so that you may protect your rights. If you have any questions or concerns, please call me at 414-792-
9200.

                                   Very truly yours,




                                   Michael G. Sweet
                                   Partnership Manager